No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference may be obtained on request without charge from the Secretary, NovaGold Resources Inc., Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, telephone: (604) 669-6227. For the purposes of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of NovaGold Resources Inc. of the above mentioned address and telephone number.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, these securities may not be offered, sold or otherwise disposed of, or delivered directly or indirectly in the United States of America or its territories or possessions or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless an exemption from registration is available. See "Plan of Distribution".

SHORT FORM PROSPECTUS

New Issue	August 12, 2005

NOVAGOLD RESOURCES INC.

$62,600,000
6,260,000 Common Shares and 3,130,000 Warrants to be issued upon exercise of
6,260,000 previously issued Special Warrants

NovaGold Resources Inc. (the “Company” or “NovaGold”) is hereby qualifying for distribution 6,260,000 common shares (each a “Common Share”) of the Company and 3,130,000 Common Share purchase warrants (each, a “Warrant”) of the Company. The Common Shares and Warrants will be issued without payment of additional consideration to holders of 6,260,000 previously issued special warrants (the “Special Warrants”) of the Company.

The Special Warrants were issued on July 7, 2005 at a price of $10.00 per Special Warrant (the “Offering Price”) by way of private placement (the “Offering”). A total of 6,260,000 Special Warrants were sold pursuant to an underwriting agreement dated June 24, 2005 (the “Underwriting Agreement”) among the Company and Salman Partners Inc., Canaccord Capital Corporation, BMO Nesbitt Burns Inc. and Sprott Securities Inc. (collectively, the “Underwriters”). The Offering Price was determined by negotiation between the Company and Salman Partners Inc., on behalf of the Underwriters, in accordance with the policies of the Toronto Stock Exchange (“TSX”). The Special Warrants were sold on a substituted purchaser basis pursuant to exemptions from the prospectus and registration requirements of the relevant Canadian jurisdictions, and from the registration requirements of United States securities laws.

Price: $10.00 per Special Warrant

			Net Proceeds to
	Price to the Public(1)	Underwriters’ Fee	NovaGold(2)
Per Special Warrant	$10.00	$0.50	$9.50
Total	$62,600,000	$3,130,000	$59,470,000

Notes:

(1)
A total of 6,260,000 Special Warrants were sold under the Offering. The Underwriting Agreement provided for the purchase by the Underwriters of 5,000,000 Special Warrants, together with the grant by the Company to the Underwriters of an option (the “Overallotment Option”), exercisable in whole or in part at the sole discretion of the Underwriters until 48 hours before the closing of the Offering, which entitled them to purchase up to an additional 2,500,000 Special Warrants at the Offering Price per Special Warrant. The Underwriters exercised the Overallotment Option in part on July 5, 2005 to acquire an additional 1,260,000 Special Warrants. See “Plan of Distribution”.

(2)
After deducting the commission payable to the Underwriters equal to 5% of the aggregate proceeds of the Offering (the “Underwriters’ Fee”), but before deducting expenses of the Offering, including listing fees, estimated to be an aggregate $470,000 which will be paid from the proceeds of the Offering. In addition, the Underwriters were issued 313,000 non-transferable warrants (being 5% of the aggregate number of Special Warrants sold under the Offering) (the “Underwriters’ Warrants”), each Underwriters’ Warrant exercisable to purchase one Common Share at $11.00 until July 7, 2006.

The Special Warrants were issued under and are governed by a special warrant indenture dated July 7, 2005 (the “Special Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Trustee”). Each Special Warrant entitles the holder thereof at any time from August 17, 2005 (the “Qualification Deadline”) and until the Time of Expiry (as defined herein), upon

(ii)

exercise or deemed exercise of the Special Warrant, and without payment of any additional consideration, to receive one Common Share and one-half of one Warrant. The Warrants will be issued pursuant to an indenture (the “Warrant Indenture”) dated July 7, 2005 among the Company and the Trustee, and each whole Warrant will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $12.10 until January 7, 2008. See “Plan of Distribution”.

The Special Warrants are exercisable at any time after the Qualification Deadline and before 5:00 p.m. (Vancouver time) (the “Time of Expiry”) on the date (the “Expiry Date”) which is the earlier of: (i) November 8, 2005; and (ii) one business day following the Qualification Date. The “Qualification Date” is, in respect of an Offering Jurisdiction (as defined below), the later of: (i) the date of issuance of the MRRS Decision Document (as defined below) (or equivalent receipt) of the securities commission or similar regulatory authority of such Offering Jurisdiction; and (ii) August 17, 2005. The Special Warrants not exercised by the Time of Expiry will be deemed to be exercised immediately prior to the Time of Expiry.

The Company has agreed to use its reasonable best efforts to obtain a decision document in respect of this short form prospectus issued by the British Columbia Securities Commission as principal regulator under the Mutual Reliance Review System for Prospectuses and Annual Information Forms (“MRRS”) (and receipts issued by any securities commission which opts out of the MRRS) (collectively referred to as the “MRRS Decision Document”) which definitively evidences that the Common Shares and Warrants to be issued upon exercise or deemed exercise of the Special Warrants have been qualified for the purposes of distribution in each of the Provinces of Canada (the “Offering Jurisdictions”) on or before the Qualification Deadline. The Company will continue to use its reasonable best efforts to obtain the MRRS Decision Document after the Qualification Deadline until the Time of Expiry.

The outstanding Common Shares of the Company are listed for trading on the TSX and the American Stock Exchange (“AMEX”) under the trading symbol “NG”. The AMEX has approved the listing of the Common Shares and the Warrant Shares. The TSX has conditionally approved the listing of the Common Shares and the Warrant Shares, subject to the Company fulfilling all of the listing requirements of the TSX on or before September 22, 2005. The TSX has also conditionally approved the listing of the Warrants, subject to the Company fulfilling all of the listing requirements of the TSX on or before October 4, 2005, including distribution of the Warrants to a minimum number of public shareholders. On June 20, 2005, the last trading day before the announcement of the Offering, the closing price of the Common Shares on the TSX and the AMEX was $10.37 and US$8.44, respectively. On August 11, 2005 the closing price of the Common Shares on the TSX and the AMEX was $9.80 and US$8.23, respectively.

Definitive certificates evidencing the Common Shares and the Warrants issuable upon the exercise or deemed exercise of the Special Warrants will be available for delivery upon the exercise or deemed exercise of the Special Warrants.

Certain legal matters relating to the Offering will be passed upon by Blake, Cassels & Graydon LLP, on behalf of the Company and by Borden Ladner Gervais LLP, on behalf of the Underwriters.

Investment in the Common Shares and Warrants should be considered speculative due to various factors, including the nature of the Company’s business. See “Cautionary Statement Regarding Forward Looking Statements” and “Risk Factors”. In the opinion of counsel, at the date hereof, the Common Shares and Warrants will be qualified investments or not precluded as investments under certain statutes. See “Eligibility for Investment”.

(iii)

ELIGIBILITY FOR INVESTMENT

Eligibility of the Common Shares and Warrants for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

Insurance Companies Act (Canada)	Supplemental Pension Plans Act (Québec)
Pension Benefits Standards Act, 1985 (Canada)	Trust and Loan Companies Act (Nova Scotia)
Trust and Loan Companies Act (Canada)	Pension Benefits Act (Nova Scotia)
Loan and Trust Corporations Act (Ontario)	The Insurance Act (Manitoba)
Pension Benefits Act (Ontario)	The Pension Benefits Act (Manitoba)
an Act respecting insurance (Québec), for an	The Trustee Act (Manitoba)
insurer, as defined therein, incorporated under	The Pension Benefits Act 1992 (Saskatchewan)
the laws of the Province of Québec, other than	Loan and Trust Corporations Act (Alberta)
a guaranteed fund	Employment Pension Plans Act (Alberta)
an Act respecting trust companies and savings	Financial Institutions Act (British Columbia)
companies (Québec), for a trust company, as	Pension Benefits Standards Act (British Columbia)
defined therein, which invests its own funds and
funds received as deposits and a savings company
(as defined therein) investing its funds

In the opinion of Blake, Cassels & Graydon LLP, counsel for the Company, and Borden Ladner Gervais LLP, counsel for the Underwriters, the Common Shares underlying the Special Warrants, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder (“Tax Act”) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively, “Investment Plans”). Pursuant to a proposed amendment to the regulations under the Tax Act (the “Regulations”), the Warrants to purchase Warrant Shares will be qualified investments at the particular time for a trust governed by the Investment Plans, provided that the Company is at the time, on an on-going basis, dealing at arm’s length with each person who is an annuitant, a beneficiary, an employer or a subscriber under the Investment Plan.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus, including the documents incorporated herein by reference, contains forward-looking statements concerning anticipated developments in the Company’s operations in future periods, planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such, information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this short form prospectus under the heading “Risk Factors”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CURRENCY AND EXCHANGE RATE INFORMATION

All references to “$” or “dollars” in this short form prospectus refer to Canadian dollars unless otherwise indicated. The noon rate of exchange on August 11, 2005 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.20 per $1.00 United States dollars.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, telephone: (604) 669-6227. For the purpose of the Province of Quebec, this prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the Company at the above-mentioned address and telephone number. The following documents filed with the securities commissions or similar authorities in Canada are specifically incorporated by reference and form an integral part of this short form prospectus:

(a)	annual information form of the Company for the year ended November 30, 2004 dated March 21, 2005;

(b)
audited comparative consolidated financial statements of the Company for the years ended November 30, 2004 and 2003 and the auditors’ report thereon, together with management’s discussion and analysis for the year ended November 30, 2004;

(c)
interim unaudited comparative consolidated financial statements of the Company for the six months ended May 31, 2005, together with management’s discussion and analysis for the six months ended May 31, 2005;

(d)
management information circular of the Company dated March 24, 2005 prepared in connection with the Company’s annual and special meeting of shareholders held on April 26, 2005 (excluding the sections entitled “Statement of Corporate Governance Practices”, “Statement of Executive Compensation – Report on Executive Compensation” and “Statement of Executive Compensation – Performance Graph”);

(e)
SpectrumGold Inc. (now NovaGold Canada Inc.) (“SpectrumGold”) audited consolidated statements of operations and deficit and cash flows for the five months ended August 31, 2003 set forth in Schedule “B” of the SpectrumGold Notice and Information Circular dated June 3, 2004 (the “SpectrumGold Circular”);

(f)
SpectrumGold unaudited interim consolidated statements of operations and deficit and cash flows for the three months ended November 30, 2003 and the consolidated statements of earnings and cash flows for the three months ended February 29, 2004 set forth in Schedule “B” of the SpectrumGold Circular;

(g)	unaudited pro forma income statement of the Company for the three months ended February 29, 2004 and for the year ended November 30, 2003 as set forth in Schedule “D” to the SpectrumGold Circular;

(h)	material change report dated December 8, 2004, announcing the results of the drill program at the Ambler Project;

(i)	material change report dated January 10, 2005, announcing an updated inferred copper, gold and silver resource at the Company’s Copper Canyon property at the Galore Creek Project;

(j)	material change report dated January 26, 2005, announcing the final results of the 2004 drill program at the Galore Creek Project;

(k)	material change report dated March 1, 2005, announcing the Company’s financial and operating results for the year ended November 30, 2004;

(l)
material change report dated March 21, 2005 announcing that Placer Dome has appointed Mr. Stan Foo to the position of Donlin Creek Project Manager and that Placer Dome Inc. has commenced a US$11 million program on the Donlin Creek Project;

(m)	material change report dated April 19, 2005, announcing that the Company has received an updated resource estimate for the Galore Creek Project completed by Hatch Ltd;

(n)	material change report dated June 21, 2005, announcing the details of the Offering;

(o)	material change report dated July 6, 2005, announcing the exercise by the Underwriters of the Over- Allotment Option to purchase an additional 1,260,000 Special Warrants;

(p)	material change report dated July 7, 2005, announcing the closing of the Offering; and

(q)	material change report dated July 29, 2005, announcing the purchase of 5,374,544 common shares of U.S. Gold Corporation.

Any material change reports (excluding confidential material change reports), any interim and annual consolidated financial statements and information circulars (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein) filed by the Company with various securities commissions or similar authorities in Canada after the date of this short form prospectus and prior to the termination of this Offering, shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

THE COMPANY

Name and Incorporation

NovaGold Resources Inc. (“NovaGold” or the “Company”) was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, the Company changed its name to NovaCan Mining Resources (1985) Limited and on March 20, 1987, the Company changed its name to NovaGold Resources Inc. The registered office of the Company is located at 5151 George Street, Suite 1600, Halifax, Nova Scotia, Canada, B3J 2N9. The Company’s principal office is located at Suite 2300, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

Intercorporate Relationships

As at the end of its most recently completed financial year, the Company had the following material, direct and indirect, wholly owned subsidiaries: Alaska Gold Company, NovaGold Resources Alaska, Inc. and NovaGold Canada Inc. (formerly SpectrumGold Inc.).

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company’s material subsidiaries and related holding companies.

BUSINESS OF THE COMPANY

Summary Description of NovaGold’s Business

NovaGold is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska and Western Canada. Four of these properties are advanced stage exploration projects with defined gold resources. The remaining properties are earlier stage exploration projects that have not advanced to the resource definition stage. The Company is also engaged in the sale of sand and gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska. The Company's most advanced projects are Donlin Creek, the Nome Operations (including Rock Creek, Big Hurrah and Nome Gold), Ambler in Alaska, and the Galore Creek property in British Columbia, which are each undergoing plans for potential development.

Galore Creek

The Galore Creek project is an advanced stage copper-gold-silver project located in Northwestern British Columbia. During 2004 NovaGold completed a drill program which delineated new resources at the Junction, Copper Canyon and West Fork Zones of the Galore Creek property and expanded and upgraded previously identified resources at the Southwest and Central deposits. In April, 2005 the Company announced an updated resource estimate for the

Galore Creek project, completed by Hatch Ltd., an independent engineering firm. The updated resource estimate is summarized as follows:

Table 1: TOTAL MEASURED RESOURCES – GALORE CREEK PROJECT

Cut-Off	Size	Grade				Billion lbs.	Million Ozs	Million Ozs
CuEq %	M Tonnes	Cu (%)	Au (g/t)	Ag (g/t)	CuEq (%)	Cu	Au	Ag
0.35	149.9	0.72	0.38	5.39	0.93	2.4	1.81	26.0
0.50	115.9	0.84	0.44	6.15	1.09	2.1	1.63	22.9
1.00	47.9	1.20	0.72	8.07	1.61	1.3	1.11	12.4

Table 2: TOTAL INDICATED RESOURCES – GALORE CREEK PROJECT

Cut-Off	Size	Grade				Billion lbs.	Million Ozs	Million Ozs
CuEq%	M Tonnes	Cu (%)	Au (g/t)	Ag (g/t)	CuEq (%)	Cu	Au	Ag
0.35	366.9	0.54	0.35	4.19	0.75	4.4	4.15	49.4
0.50	237.3	0.67	0.45	4.87	0.93	3.5	3.43	37.2
1.00	68.6	1.00	0.90	6.58	1.52	1.5	1.98	14.5

Table 3: TOTAL INFERRED RESOURCES – GALORE CREEK PROJECT

Cut-Off	Size	Grade				Billion lbs.	Million Ozs	Million Ozs
CuEq%	M Tonnes	Cu (%)	Au (g/t)	Ag (g/t)	CuEq (%)	Cu	Au	Ag
0.35	578.3	0.41	0.42	4.35	0.68	5.2	7.80	81.0
0.50	348.5	0.50	0.54	5.41	0.86	3.9	6.01	60.7
1.00	81.2	0.79	0.98	8.16	1.44	1.4	2.56	21.2

Note: (1) Copper equivalent calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. Copper equivalent calculations (CuEq%) reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: Copper Recovery = (%Cu-0.06)/%Cu with a minimum of 50% and maximum of 95%; Gold Recovery = (Au g/t – 0.14)/Au g/t with a minimum of 30% and maximum of 80%; and Silver Recovery = 80%.

The Company is currently undertaking an expanded exploration and development program on the project. The Company anticipates the completion of an independent Pre-Feasibility level study in the second half of 2005 and a Feasibility stage engineering study to be completed by mid-2006. The environmental assessment process is anticipated to be initiated in late 2005. The updated resource estimates calculated in April 2005 exceeded expectations. As a result of these new resources and the availability of the additional funding in July 2005 NovaGold plans to expand the 50,000 metre drill program planned for 2005 to at least 65,000 metres and to significantly expand the engineering and environmental work at site. It is expected that the Company will spend at least $40 million related to the Galore Creek project in this extended program for 2005.

Under an agreement with subsidiaries of Rio Tinto plc and Anglo American plc, the Company has an option to acquire a 100% interest in the Galore Creek project with no underlying third-party retained royalties or back-in rights. NovaGold also has an option to earn up to an 80% interest in the adjoining Copper Canyon property from Eagle Plains Resources Ltd.

Donlin Creek Project

Donlin Creek is an advanced stage gold project located in Southwestern Alaska. The property is under lease from Calista Corporation and the Kuskokwim Corporation, two Alaska Native Corporations. In 2002 the Company

earned title to a 70% joint venture interest in Donlin Creek, subject to a back-in right by Placer Dome U.S. Inc. (“Placer Dome”) to acquire an additional 40% interest on the project. In February, 2003, Placer Dome elected to become manager of the Donlin Creek joint venture and to initiate development work to be able to make a positive mine construction decision by November, 2007 which would earn Placer Dome a total 70% interest in the project, with the Company holding the remaining 30%.

Over the past two years, Placer Dome has completed a series of engineering studies to refine the economic parameters of the project for power, logistics and processing, as well as continuing environmental baseline studies and refining the layout and design of the mine facilities. Placer Dome is currently completing a Pre-Feasibility level study on the project which is anticipated to be completed in the second half of 2005 in preparation for the start of the mine permitting process. Placer Dome budgeted over US$11 million in their first phase budget for 2005 with a significant component dedicated to in-fill drilling to upgrade resources to the measured and indicated categories. The 2005 budget was subsequently increased by Placer Dome to US$13 million.

In order for Placer Dome to earn an additional 40% interest in the project from the Company, Placer Dome must spend US$32 million toward project development, complete a bankable Feasibility Study, and make a positive decision to construct a mine by November 2007 that would produce not less than 600,000 ounces of gold per year. During the development period NovaGold is not required to contribute any additional funding until Placer Dome invests at least US$32 million. As part of the final development process, it is anticipated that Placer Dome will be completing a Feasibility Study and mine permitting on the project over the next two years.

Nome Operations

NovaGold holds three key interests in the Nome, Alaska area: (i) the Rock Creek open-pit gold deposit; (ii) the Nome gold-in-gravel resource; and (iii) the Nome sand-and-gravel resource.

Rock Creek is anticipated to be the Company’s first development stage project in the Nome area. NovaGold holds an exploration and mining lease on approximately 20,000 acres of Bering Straits Native Corporation lands, as well as a surface use agreement with Sitnasuak Native Corporation. In 2004 the Company completed extensive in-fill drill work and detailed engineering in preparation for a final Feasibility Study. In 2005, the Company decided to incorporate mining from the Big Hurrah deposit into the Feasibility Study for Rock Creek, and has carried out additional engineering studies to support the completion of the Feasibility Study in the second half of 2005, including refined geotechnical, hydrologic, and metallurgical studies along with final pit design and optimization. With completion of a positive Feasibility Study and receipt of the construction permits anticipated in early 2006, first gold production is targeted to begin at Rock Creek by late 2006 or early 2007.

The most recently published measured and indicated resource at Rock Creek was 6.4 million tonnes, grading 2.7 grams per tonne gold (gpt) containing 555,000 ounces of gold in March 2000. In 2003 and 2004 further core drilling was carried out at Rock Creek and, comparing by drilling campaigns, in general core data was noted to have between 20% and 40% lower grades than reverse circulation (RC) data.

Further resource modelling was undertaken in 2004 and 2005 and various models and adjustment factors were contemplated by the Company’s consultants that adjusted downwards the actual RC drilling data used in the models. As an example, the unadjusted model at a 0.6 gpt cut-off grade produced a total measured and indicated resource of 12.7 million tonnes grading 1.43 gpt containing 582,000 ounces of gold. However, with the adjustment factors recommended by the Company’s consultants, this was reduced to an adjusted resource of 11.0 million tonnes grading 1.28 gpt containing 414,000 ounces of gold.

Using the same adjustment factors, the current in-pit measured and indicated resource at Rock Creek that forms the basis of the current studies is 7.5 million tonnes, grading 1.4 gpt, containing 335,000 ounces of gold. NovaGold is still considering the appropriate modelling methods for mining at Rock Creek but for base case planning purposes it is using these reduced tonnages and grades. The Company is not yet able to determine the potential impact on the Feasibility Study, but the impact is not expected to be material to the Company.

Ambler Project

The Ambler project is a strategic alliance between the Company and Rio Tinto plc located in Northwestern Alaska. The Company is in the process of acquiring a 51% interest in the Ambler property, through an option agreement with subsidiaries of Rio Tinto plc. The Company is the manager of the project through, at least, to the completion of a final positive Feasibility Study.

In 2004, the Company completed a drill program at the Ambler Project, in addition to completing extensive detailed structural mapping, re-logging and re-sampling of the existing historic core to update and refine the 3D model of the Arctic deposit at the Ambler property. Plans for 2005 on the Ambler project include completion of an independent resource estimate utilizing the current and historic drill results, the Company’s updated 3D geologic model, as well as completion of a detailed transportation and power alternatives study for use in an independent Preliminary Economic Assessment study for the project scheduled for 2006. The Company plans a 6,000 metre drill program on the property, with up to 3,000 metres of core drilling planned to test areas of potential expansion identified through a reinterpretation of the structural geology. The Company also intends to initiate a regional exploration program to define and evaluate other high quality targets by using regional geologic mapping, geophysical surveys and surface geochemistry.

Significant Acquisitions

On March 30, 2004, NovaGold and SpectrumGold Inc. (“SpectrumGold”) entered into an agreement under which the companies agreed to complete a business combination by way of a plan of arrangement pursuant to which the Company would acquire all of the approximately 45% of the common shares of SpectrumGold not then held by the Company. The plan of arrangement was effected through a share exchange at a ratio of one common share of the Company for each 1.35 shares of SpectrumGold. On July 8, 2004, the business combination was approved by SpectrumGold’s shareholders with 99.92% of the votes cast by the shareholders, excluding the Company and other insiders, voting in favour. On July 15, 2004, the business combination was completed and SpectrumGold was amalgamated with NovaGold’s wholly owned subsidiary, NovaGold Canada Inc. Under the business combination, the Company issued 8,573,518 Common Shares to SpectrumGold shareholders to acquire the SpectrumGold shares at a price of $6.41 per share, being the market price for the Company’s shares at the date that the proposed arrangement was announced. The Company also assumed the then existing SpectrumGold stock options, warrants and property option under which 1,634,072, 74,074, and 222,222 of the Company’s shares may be issued to the holders, respectively.

SpectrumGold was incorporated in 2003 and for most of its existence, until NovaGold acquired 100% in July 2004, SpectrumGold was consolidated into NovaGold’s financial results. Details of the effects of the acquisition on the operating results and financial position of NovaGold are disclosed in NovaGold’s consolidated annual financial statements for the year ended November 30, 2004, incorporated herein by reference.

Certain consolidated financial statements of SpectrumGold and pro forma financial statements of the Company are incorporated herein by reference. See “Documents Incorporated By Reference”.

USE OF PROCEEDS

The gross proceeds of the Offering of Special Warrants were $62.6 million. The net proceeds of the Offering to the Company, after deducting the Underwriters’ Fee and estimated expenses of the Offering of $3.6 million, were $59.0 million. The Company intends to use approximately $20 million of the net proceeds from the Offering on exploration and development work on the Galore Creek Project and approximately $25 million in exploration and development on the Rock Creek Project. The Company expects to use the remaining $14 million for general corporate purposes.

There may be circumstances where for sound business reasons a reallocation of funds may be necessary. See “Risk Factors”.

CHANGES TO CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at November 30, 2004, May 31, 2005, and May 31, 2005 as adjusted after giving effect to the exercise or deemed exercise of the Special Warrants issued under the Offering. The table should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended November 30, 2004 and management’s discussion and analysis thereon incorporated by reference in this short form prospectus.

As at May 31, 2005 after
	As at	As at	giving effect to the exercise
	November 30, 2004	May 31, 2005	of the Special Warrants
	(dollars in thousands)	(dollars in thousands)	(dollars in thousands)
Cash and cash equivalents	$56,142	$38,269	$97,269(1)

Long term debt	$Nil	$Nil	$Nil

Outstanding Common Shares	65,711,589	66,326,662	72,586,662
(1,000,000,000 authorized)	common shares	common shares	common shares(2)

(1)	After deduction of the Underwriters' Fee and the estimated expenses of the Offering.
(2)
Each Special Warrant issued under the Offering is exercisable for one Common Share and one-half of one Warrant. Each whole Warrant is exercisable to purchase one Common Share at $12.10 for a period of 30 months from the closing of the Offering. Pursuant to the Underwriting Agreement, the Underwriters were issued 313,000 Underwriters’ Warrants, each Underwriters’ Warrant exercisable for one Common Share at $11.00 for a period of one year from the closing of the Offering. The Common Shares issuable upon exercise of the Warrants and Underwriters’ Warrants are not included in this figure.

DIVIDEND POLICY

The Company has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company’s Board of Directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

RISK FACTORS

An investment in the securities of the Company is speculative due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. Risk factors relating to the Company are described in the Company’s annual information form for the year ended November 30, 2004 under the heading “Risk Factors” and are specifically incorporated by reference herein. See “Documents Incorporated By Reference”. These risk factors could materially affect the Company’s future results and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company. Prospective investors should carefully consider these risk factors along with the other matters set out or incorporated by reference in this short form prospectus.

PLAN OF DISTRIBUTION

This short form prospectus qualifies the distribution of 6,260,000 Common Shares and 3,130,000 Warrants of the Company which will be issued without payment of additional consideration to holders of 6,260,000 previously issued Special Warrants of the Company.

Pursuant to the Underwriting Agreement among the Company and the Underwriters, the Underwriters agreed to purchase and offer for sale, on a substituted purchaser basis, 5,000,000 Special Warrants at a price of $10.00 per Special Warrant (the “Offering Price”) on a private placement basis (the “Offering”). Pursuant to the Underwriting Agreement the Underwriters were also granted an over-allotment option (the “Over-Allotment Option”), which was exercisable in whole or in part at the sole discretion of the Underwriters until 48 hours prior to the closing of the Offering, to purchase up to an additional 2,500,000 Special Warrants at the Offering Price. The Underwriters

exercised the Over-Allotment Option in part on July 5, 2005 to purchase an additional 1,260,000 Special Warrants, for a total of 6,260,000 Special Warrants issued under the Offering.

The Offering was completed on July 7, 2005 pursuant to exemptions from the prospectus and registration requirements of each of the Provinces of Canada. The Company sold Special Warrants to a limited number of institutional “accredited investors” (as defined in Regulation D under the U.S. Securities Act) as substituted purchasers in transactions exempted from registration pursuant to Rule 506 of Regulation D. The price of $10.00 per Special Warrant was determined by negotiation between the Company and Salman Partners Inc., on behalf of the Underwriters, in accordance with the policies of the TSX. Pursuant to the Underwriting Agreement, the Company paid to the Underwriters a cash commission equal to 5% of the gross proceeds of the Offering, being $3,130,000, and issued to the Underwriters an aggregate of 313,000 non-transferrable warrants (being 5% of the aggregate number of Special Warrants sold under the Offering) (the “Underwriters’ Warrants”), each Underwriters’ Warrant entitling the holder to purchase one Common Share at a price of $11.00 until July 7, 2006. No additional fee has been or will be paid to the Underwriters in connection with the issue of the Common Shares and Warrants upon the exercise of the Special Warrants. Pursuant to the terms and conditions of the Underwriting Agreement, the Company has agreed to indemnify the Underwriters in respect of certain liabilities.

Under the terms of the Underwriting Agreement, during the 90 day period following the closing of the Offering the Company has agreed that it will not issue or sell any special warrants, Common Shares, flow-through Common Shares or any other securities convertible or exchangeable into Common Shares of the Company without the prior written consent of Salman Partners Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld, except in connection with the grant or exercise of employee stock options or to satisfy its obligations under agreements or instruments in existence as of June 24, 2005.

Special Warrants

The Special Warrants were issued under and are governed by a special warrant indenture dated June 7, 2005 (the “Special Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Trustee”). Each Special Warrant entitles the holder thereof, upon exercise or deemed exercise of the Special Warrants and without payment of any additional consideration, to receive one Common Share and one-half of one Warrant. Each whole Warrant entitles the holder to purchase one Common Share (a “Warrant Share”) of the Company at $12.10 until January 7, 2008. See “Warrants” below.

The Company has agreed to use its reasonable best efforts to obtain a decision document in respect of this prospectus issued by the British Columbia Securities Commission under the Mutual Reliance Review System for Prospectuses and Annual Information Forms (“MRRS”) (and receipts issued by any securities commission which opts out of the MRRS) (collectively, the “MRRS Decision Document”) which definitively evidences that the Common Shares and Warrants to be issued upon exercise or deemed exercise of the Special Warrants have been qualified for the purposes of distribution in each of the Provinces of Canada (the “Offering Jurisdictions”) on or before August 17, 2005 (the “Qualification Deadline”). The Company will continue to use its reasonable best efforts to obtain the MRRS Decision Document after the Qualification Deadline until the Time of Expiry (as defined below).

The Special Warrants are exercisable at any time after the Qualification Deadline until 5:00 p.m. (Vancouver time) (the “Time of Expiry”) on the date (the “Expiry Date”) which is the earlier of: (i) November 8, 2005; and (ii) one business day following the Qualification Date. The “Qualification Date” is, in respect of an Offering Jurisdiction, the later of: (i) the date of issuance of the MRRS Decision Document (or equivalent receipt) of the securities commission of such Offering Jurisdiction; and (ii) August 17, 2005. Any Special Warrants not exercised by the Time of Expiry will be deemed to be exercised immediately prior to the Time of Expiry without any further action by the holders thereof.

In the event a holder of Special Warrants (a “Special Warrant Holder”) exercises such Special Warrants prior to the date the MRRS Decision Document is obtained, the Common Shares and Warrants issued upon such exercise will be subject to hold periods under applicable securities legislation and shall bear such legends as required by securities laws.

The Company has appointed the principal transfer offices of the Trustee in Vancouver and Toronto as the locations at which the Special Warrants may be surrendered for exercise, transfer or exchange. Under the Special Warrant Indenture, the Company may, subject to applicable law, purchase in the market, by private contract or otherwise, any of the Special Warrants then outstanding, and any Special Warrants so purchased will be cancelled.

The Special Warrant Indenture provides for adjustment in the number of Common Shares and Warrants issuable upon the exercise of the Special Warrants upon the occurrence of certain events, including:

(i)	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of a stock dividend or otherwise;

(ii)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii)	the consolidation, reduction or combination of the Common Shares into a lesser number of shares;

(iv)
the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the date of such issuance, to subscribe for or purchase common shares, or securities exchangeable for or convertible into common shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Special Warrant Indenture, for the Common Shares on the record date; and

(v)
the issuance or distribution to all or substantially all of the holders of the Common Shares of (a) shares of any class other than Common Shares, (b) rights, options or warrants to acquire shares of any class or securities exchangeable or convertible into any such shares (other than those contemplated in (iv)), (c) evidences of indebtedness, or (d) any property or other assets (other than cash dividends paid in the ordinary course).

The Special Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Special Warrants in the event of the following additional events:

(i)	reclassification of the Common Shares;

(ii)
consolidation, amalgamation or merger of the Company with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares); or

(iii)	the transfer of the property and assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

The Company has covenanted in the Special Warrant Indenture that, during the period in which the Special Warrants are exercisable, it will give notice to Special Warrant Holders of certain stated events, including certain events that would result in an adjustment to the number of securities issuable upon exercise of the Special Warrants, at least 14 days prior to the record date of such event.

The Special Warrant Indenture provides that, from time to time, the Company and the Trustee, without the consent of the Special Warrant Holders, may amend or supplement the Special Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not prejudice the rights of Special Warrant Holders. Any amendment or supplement to the Special Warrant Indenture that would prejudice the interests of the Special Warrant Holders may only be made by “extraordinary resolution”, which is defined in the Special Warrant Indenture as a resolution either (1) passed at a meeting of the Special Warrant Holders at which there are Special Warrant Holders present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Special Warrants (unless such meeting is adjourned to a prescribed later date due to a lack of quorum, at which adjourned meeting the Special Warrant Holders present in person or by proxy shall form a quorum) and passed by the affirmative vote of Special Warrant Holders representing not less than 66 2/3% of the aggregate number of all the then outstanding Special Warrants represented at the meeting and voted on the poll upon such resolution, or (2) adopted by an instrument in writing signed by Special Warrant Holders representing not less than 66 2/3% of the aggregate number of all the then outstanding Special Warrants.

The foregoing summary of certain provisions of the Special Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Special Warrant Indenture.

No fractional Common Shares or Warrants will be issued upon the exercise or deemed exercise of the Special Warrants.

Holders of Special Warrants should consult their own tax advisors with respect to the income tax considerations in their particular circumstances relating to the Common Shares and Warrants of the Company issuable upon exercise of the Special Warrants.

Common Shares

Refer to “Description of Share Capital – Common Shares” for a description of the authorized share capital of the Company and the rights attaching to the Common Shares.

Warrants

Each whole Warrant is transferable and entitles the holder (“Warrantholders”) to purchase one Common Share (a “Warrant Share”) at a price of $12.10 per share until January 7, 2008, after which time the Warrants will expire. The Warrants will be issued under an indenture (the “Warrant Indenture”) entered into between the Company and Computershare Trust Company of Canada (the “Warrant Agent”) dated July 7, 2005. The Company has appointed the principal transfer offices of the Warrant Agent in Vancouver and Toronto as the locations at which the Warrants may be surrendered for exercise, transfer or exchange. Under the Warrant Indenture, the Company may, subject to applicable law, purchase in the market, by private contract or otherwise, any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(i)	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of a stock dividend or otherwise;

(ii)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii)	the consolidation, reduction or combination of the Common Shares into a lesser number of shares;

(iv)
the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the date of such issuance, to subscribe for or purchase common shares, or securities exchangeable for or convertible into common shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on the record date; and

(v)
the issuance or distribution to all or substantially all of the holders of the Common Shares of (a) shares of any class other than Common Shares, (b) rights, options or warrants to acquire shares of any class or securities exchangeable or convertible into any such shares

(other than those contemplated in (iv)), (c) evidences of indebtedness, or (d) any property or other assets (other than cash dividends paid in the ordinary course).

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:

(i)	reclassification of the Common Shares;

(ii)
consolidation, amalgamation or merger of the Company with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares); or

(iii)	the transfer of the property and assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Common Shares issuable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price.

The Company has covenanted in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to Warrantholders of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants. Warrantholders will not have any voting or any other rights which a holder of Common Shares would have.

The Warrant Indenture provides that, from time to time, the Company and the Warrant Agent, without the consent of the Warrantholders, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not prejudice the rights of Warrantholders. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the Warrantholders may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the Warrantholders at which there are Warrantholders present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to a lack of quorum, at which adjourned meeting the Warrantholders present in person or by proxy shall form a quorum) and passed by the affirmative vote of Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution, or (2) adopted by an instrument in writing signed by the Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants.

The Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state and the Warrants may not be exercised in the United States or by or on behalf of a “U.S. person” (as defined in Regulation S under the U.S. Securities Act) unless pursuant to an effective registration statement under the U.S. Securities Act or unless an exemption from registration under the U.S. Securities Act and applicable state securities laws is available, and the Company has received an opinion of counsel of recognized standing reasonably satisfactory to it to such effect. The Company is not obligated to, and does not plan to, register the Warrants or the Warrant Shares under the U.S. Securities Act or any state securities law.

If the Warrants are exercised at a time when the Company is not a “foreign issuer” as defined in Regulation S under the U.S. Securities Act, the Warrant Shares will be “restricted securities” under the U.S. Securities Act, and may be offered, sold or otherwise transferred without registration under the U.S. Securities Act only (i) to the Company, (ii) outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act, or (iii) in compliance with an exemption from registration under the U.S. Securities Act, and hedging transactions with regard to the Warrant Shares may not be conducted unless in compliance with the U.S. Securities Act. Certificates representing Warrant Shares issued pursuant to an exercise of Warrants when the Company is not a “foreign issuer” will bear a legend to such effect. The legend may be removed when the Warrant Shares are sold in compliance with

Rule 904 of Regulation S at a time when the Company is a “foreign issuer”, by providing the Company with a declaration in a prescribed form to the effect that the sale is being made in compliance with Rule 904 of Regulation S, or such other evidence of the availability of an exemption as the Company or its registrar and transfer agent shall require from time to time, but the legend will not be removed if the Company is not a “foreign issuer” at the time of the sale. The Company has agreed to use its commercially reasonable best efforts to remain a “foreign issuer” until July 7, 2006, but is under no obligation to do so thereafter.

The foregoing summary of certain provisions of the Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

United States Holder Considerations

All Common Shares and Warrants issued upon exercise or deemed exercise of Special Warrants in the United States or by or on behalf of a person in the United States or a “U.S. person” and all Warrant Shares issued upon exercise of Warrants in the United States or by or on behalf of a person in the United States of a “U.S. person” will bear a legend restricting transfer except (i) to the Company, (ii) outside the United States except in compliance with Rule 904 of Regulation S under the U.S. Securities Act or (iii) in compliance with an exemption from registration under the U.S. Securities Act. The legend may be removed when the Common Shares, Warrants or Warrant Shares, as applicable, are sold in compliance with Rule 904 of Regulation S at a time when the Company is a “foreign issuer”, by providing the Company with a declaration in a prescribed form to the effect that the sale is being made in compliance with Rule 904 of Regulation S, or such other evidence of the availability of an exemption as the Company or its registrar and transfer agent shall require from time to time, but the legend will not be removed if the Company is not a “foreign issuer” at the time of the sale. The Company has agreed to use its commercially reasonable best efforts to remain a “foreign issuer” until July 7, 2006, but is under no obligation to do so thereafter.

Listing of the Common Shares and Warrants

The Common Shares of the Company are listed on the TSX and the AMEX under the trading symbol “NG”. The AMEX has approved the listing of the Common Shares and Warrant Shares. The TSX has conditionally approved the listing of the Common Shares and the Warrant Shares, subject to the Company fulfilling all of the listing requirements of the TSX on or before September 22, 2005.

The TSX has conditionally approved the listing of the Warrants, subject to the Company fulfilling all of the listing requirements of the TSX on or before October 4, 2005, including distribution of the Warrants to a minimum number of public shareholders.

DESCRIPTION OF SHARE CAPITAL

The Company’s authorized share capital consists of 1,000,000,000 Common Shares without par value and 10,000,000 Preferred Shares, issuable in series. As at the date hereof, the Company has 66,326,662 Common Shares and no Preferred Shares issued and outstanding. See “Changes to Consolidated Capitalization”.

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each Common Share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out is liabilities. Distributions in the form of dividends, if any, will be set by the Board of Directors. For particulars on the Company’s dividend policy, see “Dividend Policy”.

Provisions as to the modification, amendment or variation of the rights attached to the Common Shares are contained in the Company’s articles of incorporation and the Companies Act (Nova Scotia). Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 75%

of the votes cast) and in certain cases approval by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights, in which event the resolution must be approved by no less than two–thirds of the votes cast by shareholders who vote in respect of the resolution.

Preferred Shares

The Company’s preferred shares may be issued from time to time in one or more series, the number of shares, designation, rights and restrictions of which will be determined by the board of directors of the Company. The preferred shares rank ahead of the Common Shares with respect to the payment of dividends and the payment of capital. There are no preferred shares outstanding at the date of this short from prospectus.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Company, and Borden Ladner Gervais LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, holding and disposition of Common Shares and Warrants by holders of Special Warrants who acquire Common Shares and Warrants pursuant to this short form prospectus. This summary is applicable to a holder who, for purposes of the Tax Act, is resident or deemed to be resident in Canada, holds the Common Shares and Warrants as capital property, and deals at arm’s length and is not affiliated with the Company. The Common Shares and Warrants will generally be considered capital property to a holder unless either the holder holds such Common Shares and Warrants in the course of carrying on a business of buying and selling securities or the holder has acquired the Common Shares and Warrants in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to make an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Common Shares and every other “Canadian security” (as defined in the Tax Act), which would not include the Warrants, owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This summary is not applicable to any holder which is a "financial institution’’ (as defined in the Tax Act) or to any holder an interest in which would be a "tax shelter investment’’ (as defined in the Tax Act).

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations’’), all proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the "Proposals’’) and counsel’s understanding of the administrative and assessing practices and policies of the Canada Revenue Agency ("CRA’’) which have been made publicly available prior to the date hereof. No assurance can be given that the Proposals will be enacted as proposed, if at all. This summary does not take into account or anticipate any other changes in law, whether by legislative, regulatory, administrative or judicial decision or action or changes in the administrative practices of CRA, is not exhaustive of all Canadian federal income tax considerations and does not take into account other federal tax considerations or provincial, territorial or foreign income tax legislation or considerations.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares and Warrants. The income and other tax consequences of acquiring, holding and disposing of Common Shares and Warrants will vary according to the status of the holder, the province or provinces in which the holder resides or carries on business and, generally, the holder’s own particular circumstances. Accordingly, the following description of income tax matters is of a general nature only and is not intended to constitute advice to any particular holder. Prospective holders should consult their own tax advisors with respect to the income tax consequences of investing in Common Shares and Warrants, based on the holder’s particular circumstances.

Exercise of Special Warrants/Allocation of Cost

No gain or loss will be realized by a holder upon the exercise of a Special Warrant. Holders will be required to allocate the aggregate cost of the Special Warrant between the Common Share and the one-half of one Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. The Company will also be required to allocate the amount received for each Special Warrant between the Common Share and one-half of one Warrant on a reasonable basis for the purposes of the Tax Act. Counsel have been advised that the Company will allocate $9.99 to each Common Share and $0.01 to the one-half of one Warrant. The Company believes that such allocation is reasonable, but such allocation will not be binding on CRA. The cost to a holder of a Common Share acquired upon the exercise of a Special Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Special Warrant) of all other Common Shares held by the holder as capital property at the time of the exercise of the Special Warrant.

Exercise or Expiry of Warrants

No gain or loss will be realized by a holder upon the exercise of a Warrant. The cost to a holder of a Common Share acquired upon the exercise of a Warrant will be the aggregate of the holder’s adjusted cost base of the Warrant so exercised and the price paid for the Common Share (i.e., the exercise price of the Warrant). The cost to a holder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the holder as capital property at the time of the exercise of the Warrant.

The expiry of an unexercised Warrant will generally give rise to a capital loss equal to the adjusted cost base to the holder of the expired Warrant.

Disposition of Common Shares or Warrants

In general, a holder of a Common Share or Warrant will realize a capital gain (or capital loss) on a disposition, or a deemed disposition of such Common Share or Warrant (other than a disposition of a Warrant on the exercise thereof), equal to the amount by which the proceeds of disposition of the Common Share or Warrant, as the case may be, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share or Warrant, as the case may be, to the holder.

A holder will be required to include in income one-half of the amount of any capital gain (a "taxable capital gain’’) realized in the year of a disposition of the Common Shares or Warrants and will generally be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss’’) against taxable capital gains realized in the year of a disposition, the three preceding years or any subsequent year, to the extent and under the circumstances described in the Tax Act.

In general, in the case of a holder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received thereon, or deemed received thereon, to the extent and under circumstances prescribed in the Tax Act. Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares.

A holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation’’ as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% of its "aggregate investment income’’ for the year which is defined to include taxable capital gains.

Capital gains realized by an individual may give rise to a liability for alternative minimum tax.

Dividends on Common Shares

Dividends received or deemed to be received on the Common Shares by an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations. A holder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income. This tax will be refunded to the corporation at a rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon by Blake, Cassels & Graydon LLP, counsel to the Company, and by Borden Ladner Gervais LLP, counsel to the Underwriters.

INTEREST OF EXPERTS

None of Blake, Cassels & Graydon LLP, counsel to the Company, Borden Ladner Gervais LLP, counsel to the Underwriters, or AMEC E&C Services Limited, Associated Mining Consultants Ltd., Hatch Limited, GR Technical Services Ltd., Giroux Consultants Ltd., Avalon Development Corporation, Norwest Corporation or Ronald G. Simpson, each being companies or persons who have prepared reports relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned person, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.

Neither the aforementioned person, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

In the event that a holder of a Special Warrants, who acquires Common Shares and Warrants upon the exercise of the Special Warrant as provided for in this short form prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this short form prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder’s exercise of its Special Warrant(s) but also of the private placement transaction pursuant to which the Special Warrant was initially acquired, and shall be entitled in connection with such rescission to a full refund of all consideration paid on the acquisition of the Special Warrant. In the event that such holder is a permitted assignee of the interest of the original Special Warrant subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund as if such permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of Special Warrants under the securities legislation of a province applicable to a holder of Special Warrants, or otherwise at law.

A- 1

AUDITORS’ CONSENT

We have read the short form prospectus of NovaGold Resources Inc. (the “Company”) dated August 12, 2005, relating to the qualification for distribution of 6,260,000 Common Shares and 3,130,000 Warrants of the Company issuable upon exercise of 6,260,000 previously issued Special Warrants of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at November 30, 2004 and 2003 and the consolidated statements of operations and deficits and cash flows for the three years ended November 2004, 2003 and 2002. Our report is dated February 18, 2005.

We further consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of SpectrumGold Inc. on the consolidated statement of operations and deficit and cash flows for the five-month period ended August 31, 2003. Our report is dated September 11, 2003.

“PricewaterhouseCoopers LLP”

Vancouver, British Columbia	(signed) PricewaterhouseCoopers LLP
August 12, 2005	Chartered Accountants

B- 1

CERTIFICATE OF NOVAGOLD RESOURCES INC.

Dated: August 12, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Quebec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or market price of the securities to be distributed.

“Rick Van Nieuwenhuyse”	“Robert J. (Don) MacDonald”
(Signed) Rick Van Nieuwenhuyse	(Signed) Robert J. (Don) MacDonald

President, Chief Executive Officer and Director	Senior Vice-President and Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

“George Brack”	“James Philip”
(Signed) George Brack	(Signed) James Philip
Director	Director

B- 2

CERTIFICATE OF THE UNDERWRITERS

Dated: August 12, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the Provinces of Canada. For the purpose of the Province of Quebec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or market price of the securities to be distributed.

SALMAN PARTNERS INC.

By:	“Alan C. Herrington”
	Name:	Alan C. Herrington
Executive Vice President
and Director

CANACCORD CAPITAL CORPORATION

By:	“James M. Brown”
	Name:	James M. Brown
Managing Director

BMO NESBITT BURNS INC.

By:	“Jason Neal”
	Name:	Jason Neal
Director, Mining,
Investment & Corporate Banking

SPROTT SECURITIES INC.

By:	“Darren Wallace”
	Name:	Darren Wallace
Director